As filed with the Securities and Exchange Commission on December 2, 1998

                                  FORM N-18f-1
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                File No. 811-7691
                                ICA No. 333-63753



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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                         THE DESSAUER GLOBAL EQUITY FUND
                            Exact Name of Registrant

                                5 Bay State Court
                                  P.O. Box 1689
                          Orleans, Massachusetts 02653
                     (Address of Principal Executive Office)

                                  (800)560-0086
                        (Area Code and Telephone Number)





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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the Fund as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Orleans and the State of Massachusetts on the 30th day of November, 1998.



                             Signature: The Dessauer Global Equity Fund

                                  By:  /s/John P. Dessauer
                                       ---------------------------------------
                                       John P. Dessauer, Chairman and Treasurer


Attest: /s/Thomas P. McIntyre
        ---------------------
        Thomas P. McIntyre
        President and Trustee